Exhibit (a)(5)(B)

For immediate release	Media Contact
September 28, 2016	Sally Beatty
212-733-6566

Investor Contact
Ryan Crowe
212-733-8160

Information Agent Contact:
Morrow Sodali
203-658-9400
(Banks & Brokerage Firms)
800-662-5200
(Shareholders)

Pfizer Completes Acquisition of Medivation

•	Tender offer for all of the outstanding shares of Medivation common stock expired as scheduled one minute after 11:59 p.m., Eastern time, on September 27, 2016

•	Pfizer and Medivation begin joint operations on September 28, 2016

•	Combined expertise accelerates Pfizer’s leadership in Oncology, bringing much-needed new cancer treatments to patients

•	Expected to be immediately accretive to Pfizer’s Adjusted Diluted EPS upon closing, approximately $0.05 accretive in first full year after close with additional accretion and growth anticipated thereafter

NEW YORK, NY, September 28—Pfizer Inc. (NYSE: PFE) today announced the successful completion of its acquisition of Medivation, Inc. (NASDAQ: MDVN). As of the tender offer expiration, 115,574,041 shares of Medivation common stock were validly tendered, representing approximately 69.1% of the shares outstanding and have been accepted for payment under the terms of the tender offer for $81.50 per share in cash, without interest, subject to any required withholding of taxes. In addition, notices of guaranteed delivery have been delivered for 17,659,861 shares of Medivation common stock, representing approximately 10.6% of the shares outstanding. Following its acceptance of the tendered shares, Pfizer completed its acquisition of Medivation through a second-step merger. Pfizer and its wholly-owned subsidiary accepted for payment and will promptly pay for all shares validly tendered and not validly withdrawn.

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“Pfizer and Medivation are now one unified team combining research and resources to combat cancer. This acquisition represents a rare opportunity to expand our business offering with an attractive pipeline and with XTANDI, an important medicine for men with prostate cancer. We welcome our new Medivation colleagues to the team and look forward to continuing the successful partnership with Astellas for XTANDI,” said Albert Bourla, group president, Pfizer Innovative Health. “Given the breadth of Pfizer’s existing oncology portfolio and emerging immuno-oncology pipeline, Medivation’s assets will potentially benefit from many novel and productive combinations. Together, we are well positioned to becoming a leading oncology company, speeding cures and making accessible breakthrough medicines to patients – our number one priority.”

Pfizer continues to expect the transaction to be immediately accretive to Pfizer’s Adjusted Diluted EPS upon closing, approximately $0.05 accretive in the first full year after close with additional accretion and growth anticipated thereafter.

The Offer

The tender offer for all of the outstanding shares of Medivation common stock expired as scheduled at the end of the day, one minute after 11:59 p.m., Eastern Time, on September 27, 2016. Computershare Trust Company, N.A., the depositary and paying agent for the tender offer, has advised Pfizer that 115,574,041 shares of Medivation common stock were validly tendered into and not validly withdrawn from the tender offer, representing approximately 69.1% of the shares outstanding, and notices of guaranteed delivery have been delivered for 17,659,861 shares of Medivation common stock, representing approximately 10.6% of the shares outstanding. All of the conditions to the offer have been satisfied and on September 28, 2016, Pfizer and its wholly-owned subsidiary Montreal, Inc. accepted for payment and will promptly pay for all shares validly tendered and not validly withdrawn.

Following its acceptance of the tendered shares, Pfizer completed its acquisition of Medivation through the merger of Montreal, Inc. with and into Medivation without a vote of Medivation’s stockholders pursuant to Section 251(h) of the Delaware General Corporation Law. As a result of the merger, Medivation became a wholly-owned subsidiary of Pfizer. In connection with the merger, all Medivation shares not validly tendered into the tender offer (other than treasury shares held by Medivation, any shares owned by Pfizer, Montreal, Inc. or any other direct or indirect wholly-owned subsidiary of Pfizer and shares held by any person who was entitled to and has properly demanded statutory appraisal of his or her shares) have been cancelled and converted into the right to receive the same $81.50 per share in cash (without interest but subject to required withholding of taxes) as will be paid for all shares that were validly tendered and not validly withdrawn in the tender offer. Medivation common stock will cease to be traded on the NASDAQ Global Market.

About Pfizer:

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world’s best-known consumer health care products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world’s premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. For more information, please visit us at www.pfizer.com. In addition, to learn more, follow us on Twitter at @Pfizer and @Pfizer_News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

DISCLOSURE NOTICE: This release contains forward-looking information related to Pfizer, Medivation and the acquisition of Medivation by Pfizer that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the acquisition, anticipated earnings accretion and growth rates, Pfizer’s and Medivation’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Pfizer and Medivation, XTANDI and Medivation’s other pipeline assets. Risks and uncertainties include, among other things, risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the acquisition on the market price of Pfizer’s common stock and on Pfizer’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to sustain and increase the rate of growth in revenues for XTANDI despite increasing competitive, reimbursement and economic challenges; Medivation’s dependence on the efforts and funding by Astellas Pharma Inc. for the development, manufacturing and commercialization of XTANDI; the ability to meet anticipated trial commencement and completion dates and regulatory submission dates, as well as the possibility of unfavorable clinical trial results, including unfavorable new clinical data and additional analyses of existing clinical data; whether and when any drug applications may be filed in any jurisdictions for any additional indications for XTANDI or for Medivation’s other pipeline assets; whether and when regulatory authorities may approve any such applications, which will depend on its assessment of the benefit-risk profile suggested by the totality of the efficacy and safety information submitted; decisions by regulatory authorities regarding labeling and other matters that could affect the availability or commercial potential of XTANDI and Medivation’s other pipeline assets; and competitive developments.

A further description of risks and uncertainties relating to Pfizer and Medivation can be found in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015, and in their subsequent reports on Form 10-Q, as well as in their subsequent reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov.

The information contained in this release is as of September 28, 2016. Neither Pfizer nor Medivation assumes any obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

Pfizer calculates projections regarding the expected accretive impact of the acquisition based on internal forecasts of Adjusted Diluted Earnings Per Share (Adjusted Diluted EPS), which forecasts are non-Generally Accepted Accounting Principles (GAAP) financial measures derived by excluding certain amounts that would be included in GAAP calculations. These accretion projections should not be considered a substitute for GAAP measures. The determinations of the amounts that are excluded from the accretion calculations are a matter of management judgment and depend upon, among other factors, the nature of the underlying expense or income amounts. Pfizer is unable to present quantitative reconciliations because management cannot reasonably predict with sufficient reliability all of the necessary components of the comparable GAAP measure. Pfizer has excluded from the accretion calculations the impact of purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. Such items can have a substantial impact on GAAP measures of financial performance. For more information on the Adjusted Diluted EPS measure see Pfizer’s 2015 Financial Report, which was filed as exhibit 13 to Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and Pfizer’s Quarterly Report on Form 10-Q for the quarterly period ended July 3, 2016.

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